Nicole Strother

Securities Counsel

1290 Avenue of the Americas

Legal Dept., 16th Fl

New York, NY 10104

(980) 213.1530

nicole.strother@equitable.com

LAW DEPARTMENT

February 2, 2022

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Equitable Financial Life Insurance Company (“Equitable Financial”)

Form N-4 Registration Statement

Variable Immediate Annuity (VIA)

Separate Account A

File Nos. 333-19925 and 811-01705

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Equitable Financial (the “Registrant”) respectfully requests the withdrawal of the Amendment to the Registration Statement on Form N-4 (File No. 333-19925) (Accession No. 0001193125-22-011138) , together with all exhibits thereto (collectively, the “Registration Statement”). The purpose for the Registration Statement, which was filed on January 18, 2022, was to comply with Rule 498A.

The Registrant confirms that the Registration Statement did not become effective and that no securities have been sold in connection with the offering contemplated by the Registration Statement. Therefore, Equitable Financial and Separate Account A respectfully request that an order be issued granting their request for withdrawal of the Registration Statement as soon as is practicable.

The information that was filed in the Registration Statement will be re-filed later today.

Very truly yours,

/s/ Nicole Strother
Nicole Strother